Exhibit 99.1

ASX/Media Release (Code: ASX: PRR; NASDAQ: PBMD)

17 October 2017

IMP321 NEW DATA ACCEPTED FOR PRESENTATION AT THE SOCIETY FOR

IMMUNOTHERAPY OF CANCER (SITC) 2017 ANNUAL MEETING

SYDNEY, AUSTRALIA—Prima BioMed Ltd (ASX: PRR; NASDAQ: PBMD) (“Prima”) announces that new data investigating the use of eftilagimod alpha (IMP321), the Company’s lead product candidate, in combination with pembrolizumab in metastatic melanoma patients in Australia that have had either no response or a suboptimal response to pembrolizumab, will be presented in a poster presentation for the first time at the Society for Immunotherapy of Cancer (SITC) 2017 Annual Meeting.

Pushing the accelerator and releasing the break: testing the soluble LAG-3 protein (IMP321), an antigen presenting cell activator, together with pembrolizumab in unresectable or metastatic melanoma. Poster Number P259

Authors: Victoria Atkinson, Andrew Haydon, Melissa Eastgate, Amitesh Roy, Adnan Khattak, Christian Mueller, Tina Dunkelmann, Chrystelle Brignone, Frederic Triebel

The SITC 2017 Annual Meeting is being held on November 10-12, 2017 at the Gaylord National Hotel & Convention Center in National Harbor, Maryland.

Prima BioMed

Prima BioMed is a globally active biotechnology company that is a leader in the development of immunotherapeutic products. Prima BioMed is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximise value to shareholders.

Prima’s current lead product is IMP321, based on the LAG-3 immune control mechanism which plays a vital role in the regulation of the T cell immune response. IMP321, which is a soluble LAG-3Ig fusion protein, is an APC activator boosting T cell responses. IMP321 is currently in a Phase II clinical trial as a chemoimmunotherapy for metastatic breast cancer termed AIPAC (clinicaltrials.gov identifier NCT 02614833) and in a Phase I combination therapy trial in metastatic melanoma termed TACTI-mel (clinicaltrials.gov identifier NCT 02676869). A number of additional LAG-3 products including antibodies for immune response modulation in autoimmunity and cancer are being developed by Prima’s pharmaceutical partners. Prima is also developing an agonist of LAG-3 (IMP761) for autoimmune disease.

Prima BioMed is listed on the Australian Securities Exchange and on the NASDAQ in the US. For further information please visit www.primabiomed.com.au.

For further information please contact:

U.S. Investors:

Matthew Beck, The Trout Group LLC

+1 (646) 378-2933; mbeck@troutgroup.com

Australian Investors/Media:

Matthew Gregorowski, Citadel-MAGNUS

+61 2 8234 0105; mgregorowski@citadelmagnus.com